January 15, 2025

Allan J. Camaisa
Chief Executive Officer
Calidi Biotherapeutics, Inc.
4475 Executive Dr., Suite 200
San Diego, CA 92121

       Re: Calidi Biotherapeutics, Inc.
           Registration Statement on Form S-3
           Filed January 10, 2025
           File No. 333-284229
Dear Allan J. Camaisa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jay Yamamoto